DEMETER MANAGEMENT CORPORATION
                          330 Madison Avenue, 8th Floor
                            New York, New York 10017


                                December 10, 2004



BY ELECTRONIC SUBMISSION
------------------------
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention:  Jeffrey A. Shady

Re:   Morgan Stanley Charter MSFCM L.P. (File No. 333-113877)
      Application to Withdraw Post-Effective Amendment to the
      Registration Statement on Form S-1
      -------------------------------------------------------

Ladies and Gentlemen:

      Morgan Stanly Charter MSFCM L.P. (the "Registrant") is making this request because on November 26, 2004, the Registrant filed a Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the "Amendment"), but due to an error that occurred in the EDGAR transmission, the cover page of the Amendment was omitted from the filing. Consequently, on November 29, 2004, the Registrant re-filed the Amendment containing the missing cover page.

As such, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby withdraws the incomplete version of the Amendment the filed with the SEC on November 26, 2004, but the Registrant is not withdrawing the corrected version of the Amendment re-filed on November 29, 2004. Please note that no securities have been sold in connection with either Amendment.

      If you have any questions regarding this application, please call Stephen Blumenfeld of Cadwalader, Wickersham & Taft LLP at (212) 504-5694.





                              MORGAN STANLEY CHARTER MSFCM L.P.
                              By:  Demeter Management Corporation, General
                              Partner

                              By:   /s/ Jeffery A. Rothman
                                  --------------------------------------
                                  Jeffrey A. Rothman, President